Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS SIGNS NEW AGREEMENT WITH BIOGENETICS FOR COMMERCIALISATION OF ASLAN003 IN SOUTH KOREA

Singapore, 11 March 2019 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage oncology-focused biopharmaceutical company developing novel therapeutics for global markets, and BioGenetics Co Ltd, a leading South Korean healthcare company, have expanded their strategic collaboration by entering into a new commercialisation agreement whereby both parties will partner to commercialise ASLAN003 in all indications in South Korea.

ASLAN will grant BioGenetics exclusive rights to commercialise ASLAN003 in South Korea in exchange for an upfront payment of US$1 million and up to US$8 million in sales and development milestones. ASLAN is also eligible to receive tiered double digit royalties on net sales from the high-teens to the mid-twenties range. BioGenetics will contribute to the global R&D costs incurred by ASLAN in the clinical development of ASLAN003 in acute myeloid leukaemia (AML) and will be responsible for obtaining initial and all subsequent regulatory approvals of ASLAN003 in South Korea.

ASLAN003 is an orally active, potent inhibitor of human dihydroorotate dehydrogenase (DHODH) that has the potential to be first-in-class in AML. ASLAN is currently conducting a phase 2a dose optimisation study of ASLAN003 in AML and expects to complete the study in the first half of 2019. ASLAN recently presented preliminary data from the study at the 60th American Society of Hematology Annual Meeting, in which ASLAN003 showed early signs of safety and efficacy in relapsed and refractory AML patients. In previous clinical studies, ASLAN003 has demonstrated potent inhibition of DHODH, a lack of toxicities associated with first generation inhibitors and other novel AML therapies, and the potential to induce differentiation in blast cells and applicability in a broad range of AML patients. ASLAN003 has been awarded orphan drug designation from the US Food and Drug Administration.

In 2018, the estimated five-year prevalence of leukaemia in South Korea was 10,9481. AML has previously been reported to be the most frequent subtype among all myeloid malignancies2 in South Korea.

Dr Carl Firth, Chief Executive Officer of ASLAN Pharmaceuticals, commented: “We believe that ASLAN003 has the potential to be a first-in-class therapy for AML and are pleased that BioGenetics has chosen to partner with us as we continue the phase 2 development of this important asset. We have already seen early signs of clinical activity and look forward to the read out from the first part of the ongoing study later this year.”

JooHoon Ahn, Chief Executive Officer of Biopharma, BioGenetics, commented: “We are delighted to be partnering with ASLAN for the second time as we build a pipeline of innovative drugs that we believe have the potential to address significant unmet needs for Korean patients. We are excited by the data that ASLAN003 has generated to date and its potential in a broad range of AML patients.”

The agreement for ASLAN003 is ASLAN’s second commercialisation agreement with BioGenetics. In February 2019, ASLAN signed an agreement with BioGenetics whereby both parties will collaborate to commercialise ASLAN’s lead asset, varlitinib, in all indications in South Korea.

[1]	Globocan
[2]	Nationwide statistical analysis of myeloid malignancies in Korea: incidence and survival rate from 1999 to 2012

ASLAN acquired the global rights to develop and commercialise ASLAN003 in May 2012 from Almirall. Under the terms of the agreement, ASLAN is required to pay Almirall a low double-digit percentage of all licensing revenues received.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6340 7287 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com

About ASLAN003

ASLAN003 is an orally active, potent inhibitor of human dihydroorotate dehydrogenase (DHODH) that has the potential to be first-in-class in acute myeloid leukaemia (AML). Licensed from Almirall in 2012, ASLAN has global rights for all non-topical and non-dermatological indications. AML is a cancer of the myeloid line of blood cells, characterised primarily by the rapid growth of abnormal white blood cells that build up in the bone marrow and interfere with the production of normal blood cells. ASLAN is conducting a phase 2 clinical trial to develop ASLAN003 in AML and is also exploring other solid tumour types where DHODH may be relevant.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology-focused biopharmaceutical company developing novel therapeutics for global markets. ASLAN targets diseases that are both highly prevalent in Asia and orphan indications in the United States and Europe. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has offices in Taiwan and China. ASLAN’s portfolio is comprised of three product candidates which target validated growth pathways applied to new patient segments, novel immune checkpoints and novel cancer metabolic pathways. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

About BioGenetics

BioGenetics, formerly Unidus Corporation, is a Korea-based company established in 1973 engaged in the manufacturing of medical products.  As part of the company’s diversification strategy, BioGenetics established its biopharmaceutical division in April 2018 and appointed Mr Joohoon Ahn, as CEO of the newly established division. Mr Ahn was most recently Senior Managing Director at Kwangdong Pharmaceuticals, one of the top 3 domestic pharmaceutical companies in Korea, and has 28 years of experience in the Korean pharma industry in regulatory affairs, commercialisation, and business development.  Biogenetics is co-developing WM-S1-001 for Erbitux® resistant colon cancer with WellMarkerBio, a spin-off company from Asan Medical Center, one of the largest private hospitals in Korea, and is developing a CAR-T Cell treatment licensed from PreGene, a Chinese biotech company, as well as a new drug candidate for the inhibition of cancer metabolism from Kyung Hee University.

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